UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BIOLASE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090911108

(CUSIP Number)

Jack W. Schuler

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,604,166
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,604,166
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 090911108

1.	Names of Reporting Persons. Jack W. Schuler Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,604,166
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,604,166
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person: OO

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler (“Mr. Schuler”)

ii.	Jack W. Schuler Living Trust (the “Trust”)

Mr. Schuler is a United States citizen, and is principally engaged in the business of investing in securities. The Trust is organized under the laws of the State of Illinois, and is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee to the Trust. The Reporting Persons principal address is 28161 North Keith Drive, Lake Forest, Illinois 60045.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were personal funds of Mr. Schuler that had been entrusted to the Trust. A total of $4,999,998.72 was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

On July 18, 2014, the Trust and other individuals and entities (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer. In accordance with the Purchase Agreement, the Issuer sold an aggregate of 6,250,000 Shares to the Investors, of which the Trust purchased 2,604,166 Shares, representing approximately 5.9% of the Shares then outstanding.

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. Consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

At the time of acquisition, the Reporting Persons expected to review from time to time their investment in the Issuer and, depending on the market and other conditions, could consider: (i) purchasing additional Shares, options or related derivatives in the

SCHEDULE 13D

open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engaging in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The description and summary of the Purchase Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such document, which is included as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a, b) As of July 18, 2014, the Reporting Persons may have been deemed to beneficially own, in the aggregate, 2,604,166 Shares, representing approximately 5.9% of the Shares then outstanding. (There were 43,886,535 Shares outstanding as of July 22, 2014, according to the Issuer’s proxy statement on Schedule 14A, filed on July 29, 2014.). The Shares are held by the Trust, and Mr. Schuler serves as sole trustee of the Trust. As such, the Reporting Persons share power to vote or to direct the vote of the Shares and share power to dispose or to direct the disposition of the Shares.

(c) As of July 18, 2014, no transactions in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 4 of this Schedule 13D is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B. Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 22, 2014)

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

November 7, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).